

HOME PROPERTIES

2Q'03 Conference Call
11:00 AM ET, Today, 8/8/2003
Dial **800-547-9328** for Q&A

Webcast:	Via Web site, homeproperties.com, in the "Investors" section under "Financial Information"
Question & Answer:	You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you're using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Breakdown of "Other Income"
6. Summary of Recent Acquisitions
7. Summary of Recent Sales
8. Breakdown of Owned Units by Market
9. Debt Summary Schedule
10. Net Asset Value Calculation
11. Capital Expenditure and Adjusted NOI Summary
12. 2003 Earnings Guidance

Audio Replay:	800-633-8284 or 402-977-9140
Audio Replay Passcode:	21106009

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

850 Clinton Square/Rochester, New York 14604/(585) 546-4900/FAX (585) 546-5433
homeproperties.com

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		SECOND QUARTER 2003				Q2 '03 versus Q2 '02				
						% Growth				
	# of	Date	Q2 '03	Q2 '03	Year Ago	Rental	Rental	NOI	Q2 '03	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	966	7/1/99	$ 979	90.6%	92.4%	4.4%	2.4%	1.9%		
Brittany Place	591	8/22/02	$ 966	96.7%	n/a	n/a	n/a	n/a		
Canterbury Apartments	618	7/16/99	$ 763	93.8%	95.8%	5.6%	3.5%	-1.8%		
Carriage House	50	4/30/98	$ 625	93.3%	84.7%	2.6%	12.9%	37.6%		
Country Village	344	4/30/98	$ 746	92.4%	92.8%	1.7%	1.3%	-0.6%		
Falcon Crest	396	7/16/99	$ 807	94.9%	92.0%	0.6%	3.8%	2.5%		
Fenland Field	234	8/1/01	$ 955	91.4%	94.9%	8.2%	4.2%	3.2%		
Gateway Village	132	7/16/99	$ 1,046	92.2%	98.1%	7.5%	1.0%	-8.8%		
Mill Towne Village Apts	384	5/31/01	$ 731	85.9%	90.9%	10.5%	4.4%	8.4%		
Morningside Heights	1,050	4/30/98	$ 754	89.1%	88.8%	4.2%	4.6%	-6.0%		
Owings Run	504	7/16/99	$ 976	86.4%	86.7%	1.3%	1.0%	-6.1%		
Selford Townhomes	102	7/16/99	$ 1,058	93.2%	93.6%	5.0%	4.6%	2.5%		
Shakespeare Park	82	7/16/99	$ 611	100.0%	99.9%	-2.7%	-2.6%	-6.7%		
Timbercroft Townhomes	284	7/16/99	$ 686	99.3%	99.3%	6.3%	6.4%	3.5%		
Village Square Townhomes	370	7/16/99	$ 918	95.6%	98.1%	7.8%	5.1%	2.5%		
Woodholme Manor	176	3/31/01	$ 652	92.9%	94.9%	10.4%	8.1%	8.3%		
Total Baltimore Region	6,283		$ 848	91.9%	92.5%	4.7%	3.5%	-0.3%	15.5%	15.1%
Boston Region:										
Gardencrest	696	6/28/02	$ 1,162	93.6%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/03	$ 1,175	91.7%	n/a	n/a	n/a	n/a		
Total Boston Region	976		$ 1,166	93.0%	n/a	n/a	n/a	n/a	3.2%	2.4%
Buffalo, NY Region:										
Emerson Square	96	10/15/97	$ 643	96.2%	97.3%	3.7%	2.6%	28.8%		
Idylwood	720	1/1/95	$ 646	90.8%	90.9%	1.1%	0.9%	-3.5%		
Paradise Lane	324	10/15/97	$ 684	89.0%	90.8%	4.0%	1.9%	2.2%		
Raintree Island	504	8/4/94	$ 705	87.3%	90.1%	3.4%	0.2%	0.8%		
Total Buffalo Region	1,644		$ 671	89.6%	91.0%	2.6%	1.0%	0.7%	2.3%	4.0%
Connecticut Region										
Apple Hill	498	3/27/98	$ 1,027	93.0%	93.4%	4.6%	4.2%	4.8%		
Total Connecticut Region	498		$ 1,027	93.0%	93.4%	4.6%	4.2%	4.8%	1.5%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/99	$ 726	92.2%	92.1%	3.8%	4.0%	3.7%		
Total Delaware Region	432		$ 726	92.2%	92.1%	3.8%	4.0%	3.7%	0.8%	1.0%
Detroit, Michigan Region										
Bayberry Place	120	9/30/00	$ 782	92.5%	96.7%	0.8%	-3.6%	-18.5%		
Canterbury Square	336	10/29/97	$ 750	91.5%	90.0%	-1.5%	0.2%	-18.9%		
Carriage Hill - MI	168	9/29/98	$ 782	92.5%	94.8%	2.4%	0.0%	1.6%		
Carriage Park	256	9/29/98	$ 735	93.8%	94.9%	0.9%	-0.3%	-10.7%		
Charter Square	492	10/29/97	$ 850	92.8%	91.8%	0.9%	2.0%	10.9%		
Cherry Hill Club	165	7/7/98	$ 659	94.4%	92.6%	2.0%	3.9%	-1.7%		
Cherry Hill Village	224	9/29/98	$ 707	92.0%	92.9%	-0.2%	-1.1%	1.9%		
Deerfield Woods	144	3/22/00	$ 809	92.5%	98.0%	3.7%	-2.1%	-8.5%		
Fordham Green	146	10/29/97	$ 875	94.6%	100.2%	4.5%	-1.4%	11.4%		
Golfview Manor	44	10/29/97	$ 588	84.7%	99.8%	4.7%	-11.2%	-26.4%		
Greentrees	288	10/29/97	$ 664	83.7%	87.6%	0.7%	-3.8%	-15.9%		
Hampton Court	182	9/30/00	$ 699	88.2%	95.8%	8.6%	0.0%	-7.4%		
Kingsley	328	10/29/97	$ 692	89.9%	89.2%	0.9%	1.7%	-2.3%		
Macomb Manor	217	3/22/00	$ 686	94.2%	95.7%	2.1%	0.6%	6.0%		
Oak Park Manor	298	10/29/97	$ 834	86.5%	94.8%	6.2%	-3.0%	-16.8%		
Parkview Gardens	484	10/29/97	$ 649	85.1%	95.9%	5.4%	-6.5%	-29.8%		
Scotsdale	376	11/26/97	$ 700	92.5%	93.2%	0.8%	0.0%	-2.5%		
Southpointe Square	224	10/29/97	$ 642	86.3%	88.7%	-0.3%	-3.0%	-7.5%		
Springwells Park	303	4/8/99	$ 982	87.4%	89.8%	-2.6%	-5.1%	-25.6%		
Stephenson House	128	10/29/97	$ 678	88.4%	94.6%	1.2%	-5.5%	-20.4%		
The Lakes	434	11/5/99	$ 900	87.7%	90.0%	2.3%	-0.3%	-21.5%		
Woodland Gardens	337	10/29/97	$ 736	89.7%	89.2%	-2.3%	-1.7%	2.9%		
Total Detroit Region	5,694		$ 757	89.8%	92.5%	1.5%	-1.4%	-9.7%	9.6%	13.7%
Hudson Valley Region										
Carriage Hill	140	7/17/96	$ 1,134	93.4%	92.2%	4.9%	6.3%	-2.2%		
Cornwall Park	75	7/17/96	$ 1,623	88.8%	93.5%	7.0%	1.7%	0.4%		
Lakeshore Villas	152	7/17/96	$ 957	95.3%	90.5%	7.8%	13.4%	14.9%		
Patricia	100	7/7/98	$ 1,206	93.5%	94.2%	6.3%	5.4%	19.7%		
Sherwood Consolidation	224	10/11/02	$ 858	97.7%	n/a	n/a	n/a	n/a		
Sunset Gardens	217	7/17/96	$ 826	96.8%	97.2%	8.1%	7.6%	13.1%		
Total Hudson Valley Region	908		$ 1,011	94.6%	93.6%	6.8%	7.1%	8.5%	2.3%	2.2%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		SECOND QUARTER 2003				Q2 '03 versus Q2 '02				
						% Growth				
	# of Apts.	Date Acqu.	Q2 '03 Rent/Mo.	Q2 '03 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q2 '03 % NOI w/ G&A	% #Units
Illinois Region										
Blackhawk	371	10/20/00	$ 842	91.4%	94.7%	1.2%	-2.4%	7.3%		
Courtyards Village	224	8/29/01	$ 781	94.2%	93.4%	-3.2%	-2.3%	-21.2%		
Cypress Place	192	12/27/00	$ 886	93.7%	94.4%	0.0%	-0.7%	12.1%		
The Colony	783	9/1/99	$ 832	92.1%	89.1%	-2.9%	0.4%	34.2%		
The New Colonies	672	6/23/98	$ 708	88.6%	91.8%	4.4%	0.7%	-5.8%		
Total Illinois Region	2,242		$ 796	91.4%	91.7%	-0.1%	-0.4%	10.3%	4.6%	5.4%
Indiana Region										
Maple Lane	396	7/9/99	$ 672	87.7%	88.0%	5.4%	5.1%	5.4%		
Total Indiana Region	396		$ 672	87.7%	88.0%	5.4%	5.1%	5.4%	0.6%	1.0%
Long Island, NY Region										
Bayview / Colonial	160	11/1/00	$ 1,062	93.9%	96.9%	8.6%	5.2%	-7.8%		
Cambridge Village	82	3/1/02	$ 1,227	98.2%	95.9%	4.0%	6.5%	3.5%		
Coventry Village	94	7/31/98	$ 1,222	97.8%	96.7%	5.3%	6.5%	8.4%		
Devonshire Hills	297	7/16/01	$ 1,697	94.8%	88.6%	4.1%	11.5%	12.4%		
East Winds	96	11/1/00	$ 1,041	94.2%	97.8%	5.2%	1.3%	-11.1%		
Hawthorne Consolidation	434	4/4/02	$ 1,193	94.1%	n/a	n/a	n/a	n/a		
Heritage Square	80	4/4/02	$ 1,213	99.5%	n/a	n/a	n/a	n/a		
Holiday/Muncy Consolidation	143	5/31/02	$ 904	98.8%	n/a	n/a	n/a	n/a		
Lake Grove Apartments	368	2/3/97	$ 1,291	96.2%	97.7%	6.8%	5.2%	4.5%		
Maple Tree	84	11/1/00	$ 1,084	96.7%	98.2%	6.7%	5.1%	1.2%		
Mid- Island Estates	232	7/1/97	$ 1,084	98.2%	97.7%	6.2%	6.8%	0.3%		
Rider Terrace	24	11/1/00	$ 1,079	95.7%	99.3%	7.9%	4.0%	-7.6%		
South Bay Manor	61	9/11/00	$ 1,359	95.5%	89.0%	7.7%	15.6%	13.7%		
Southern Meadows	452	6/29/01	$ 1,278	96.9%	95.0%	4.2%	6.3%	5.0%		
Stratford Greens	359	3/1/02	$ 1,298	93.0%	90.3%	7.6%	10.9%	3.6%		
Terry Apartments	65	11/1/00	$ 1,045	95.5%	93.7%	6.3%	8.3%	2.1%		
Westwood Village Apts	242	3/1/02	$ 1,778	97.2%	95.5%	10.6%	12.6%	11.5%		
Woodmont Village Apts	96	3/1/02	$ 1,122	92.5%	92.9%	5.1%	4.6%	-5.0%		
Yorkshire Village Apts	40	3/1/02	$ 1,293	100.0%	90.7%	3.7%	14.3%	5.7%		
Total Long Island Region	3,409		$ 1,279	95.8%	94.1%	6.3%	8.2%	5.0%	13.3%	8.2%
Maine Region										
Mill Co. Gardens	95	7/7/98	$ 663	97.9%	99.2%	5.1%	3.7%	-4.4%		
Redbank Village	500	7/7/98	$ 737	96.0%	93.7%	5.5%	8.1%	-0.6%		
Total Maine Region	595		$ 725	96.3%	94.5%	5.5%	7.5%	-1.1%	1.3%	1.4%
New Jersey Region										
East Hill Gardens	33	7/7/98	$ 1,252	97.0%	100.0%	5.0%	1.9%	-5.8%		
Lakeview	106	7/7/98	$ 1,052	96.9%	96.7%	6.6%	6.8%	-12.1%		
Oak Manor	77	7/7/98	$ 1,554	94.4%	95.1%	6.9%	6.1%	-8.5%		
Pleasant View	1,142	7/7/98	$ 963	93.8%	93.9%	3.8%	3.7%	-3.4%		
Pleasure Bay	270	7/7/98	$ 837	97.5%	97.6%	5.9%	5.8%	8.8%		
Royal Gardens Apartments	550	5/28/97	$ 1,000	97.9%	97.3%	5.5%	6.2%	-5.1%		
Wayne Village	275	7/7/98	$ 1,077	93.3%	97.5%	6.5%	1.8%	-8.6%		
Windsor Realty	67	7/7/98	$ 991	96.0%	96.5%	4.2%	3.7%	-9.0%		
Total New Jersey Region	2,520		$ 996	95.2%	95.7%	5.0%	4.5%	-4.3%	7.4%	6.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/98	$ 742	96.0%	96.7%	2.8%	2.1%	1.7%		
Castle Club	158	3/15/00	$ 810	97.9%	97.3%	3.9%	4.5%	1.5%		
Cedar Glen	110	3/3/98	$ 607	92.9%	90.4%	6.1%	9.0%	4.1%		
Chesterfield	247	9/23/97	$ 819	96.2%	95.0%	2.5%	3.8%	3.7%		
Curren Terrace	318	9/23/97	$ 871	90.0%	90.6%	3.5%	2.9%	7.5%		
Executive House	100	9/23/97	$ 876	91.3%	96.6%	1.7%	-3.9%	-5.3%		
Glen Brook	177	7/28/99	$ 706	96.7%	96.0%	1.5%	2.3%	0.6%		
Glen Manor	174	9/23/97	$ 722	92.4%	88.7%	3.0%	7.3%	-3.2%		
Golf Club	399	3/15/00	$ 957	92.5%	88.0%	-0.8%	4.2%	-3.2%		
Green Acres	212	3/1/02	$ 768	89.1%	95.7%	3.4%	-3.7%	-12.3%		
Hill Brook Place	274	7/28/99	$ 789	97.1%	97.2%	5.4%	5.3%	2.4%		
Home Properties of Bryn Mawr	316	3/15/00	$ 1,003	93.4%	89.7%	0.5%	4.7%	3.3%		
Home Properties of Devon	629	3/15/00	$ 1,054	92.1%	87.7%	-0.4%	4.5%	-1.2%		
New Orleans Consolidation	442	7/28/99	$ 760	95.0%	93.3%	3.4%	5.2%	-11.3%		
Racquet Club	467	7/7/98	$ 912	97.1%	95.7%	3.5%	5.0%	9.8%		
Racquet Club South	103	5/27/99	$ 792	95.4%	95.8%	2.2%	1.8%	8.1%		
Ridley Brook	244	7/28/99	$ 770	96.8%	97.1%	2.5%	2.2%	3.0%		
Sherry Lake	298	7/23/98	$ 1,052	94.6%	94.9%	3.6%	3.2%	-5.8%		
The Landings	384	11/25/96	$ 934	96.9%	90.8%	3.0%	10.0%	1.7%		
Trexler Park	249	3/15/00	$ 988	90.2%	89.6%	4.1%	4.8%	-2.8%		
Valley View	176	9/23/97	$ 777	90.1%	92.0%	2.5%	0.4%	-9.2%		
Village Square	128	9/23/97	$ 845	93.3%	89.9%	1.2%	5.1%	2.0%		
William Henry	363	3/15/00	$ 1,038	89.1%	88.7%	2.2%	2.7%	-5.6%		
Total Philadelphia Region	6,128		$ 888	93.6%	92.0%	2.3%	4.1%	-0.7%	14.6%	14.8%

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		SECOND QUARTER 2003			Q2 '03 versus Q2 '02				
					% Growth				
	# of	Date	Q2 '03	Q2 '03	Year Ago	Rental	Rental	NOI	Q2 '03	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Rochester, NY Region:										
1600 East Avenue	164	9/18/97	$ 1,175	72.1%	68.8%	-12.6%	-8.4%	-9.5%		
1600 Elmwood	210	8/4/94	$ 915	90.0%	93.6%	4.6%	0.6%	3.3%		
Brook Hill	192	8/4/94	$ 904	87.8%	88.0%	3.3%	3.0%	-24.6%		
Newcastle Apartments	197	8/4/94	$ 774	96.1%	85.6%	2.6%	15.3%	8.0%		
Northgate Manor	224	11/3/94	$ 687	89.5%	91.2%	1.9%	0.0%	-15.1%		
Perinton Manor	224	8/4/94	$ 822	88.8%	90.7%	0.7%	-1.4%	-13.3%		
Pines of Perinton	508	9/29/98	$ 521	97.3%	97.9%	-0.2%	-0.8%	-10.3%		
Riverton Knolls	240	8/4/94	$ 838	86.5%	79.7%	-1.9%	6.4%	4.8%		
Spanish Gardens	220	8/4/94	$ 703	92.3%	87.7%	2.6%	8.0%	-3.7%		
The Meadows	113	8/4/94	$ 729	95.9%	95.6%	4.9%	5.2%	4.7%		
Woodgate	120	6/30/97	$ 810	96.4%	91.6%	2.0%	7.4%	-1.5%		
Total Rochester Region	2,412		$ 767	89.7%	87.6%	0.0%	2.4%	-6.2%	4.0%	5.8%
Syracuse, NY Region:										
Candlewood Gardens	126	1/1/96	$ 579	92.8%	93.9%	2.8%	1.6%	-27.7%		
Fairview Heights	211	8/4/94	$ 905	90.7%	91.9%	6.4%	4.9%	16.0%		
Harborside Manor	281	9/30/94	$ 656	93.2%	94.7%	2.2%	0.5%	-14.4%		
Pearl Street	60	5/17/95	$ 571	95.6%	89.1%	3.3%	10.8%	12.0%		
Village Green (inclu Fairways)	448	12/19/94	$ 682	92.4%	84.5%	1.9%	11.4%	18.5%		
Westminster Place	240	1/1/96	$ 655	96.2%	95.0%	2.4%	3.6%	-15.4%		
Total Syracuse Region	1,366		$ 692	93.0%	90.6%	3.0%	5.7%	0.4%	2.1%	3.3%
Washington DC Region										
Braddock Lee	254	3/16/98	$ 1,071	96.2%	95.1%	4.0%	5.2%	0.7%		
Cider Mill	864	9/27/02	$ 994	95.0%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/00	$ 1,167	94.0%	96.7%	0.3%	-2.6%	-10.5%		
Elmwood Terrace	504	6/30/00	$ 786	92.5%	93.6%	3.8%	2.5%	-2.0%		
Orleans Village	851	11/16/00	$ 1,147	84.6%	92.9%	1.8%	-7.3%	-12.4%		
Park Shirlington	294	3/16/98	$ 1,118	95.5%	94.5%	4.7%	5.8%	3.9%		
Pavilion Apartments	432	7/1/99	$ 1,379	92.6%	86.3%	4.2%	11.8%	9.7%		
Seminary Hill	296	7/1/99	$ 1,112	91.0%	92.8%	2.7%	0.7%	-10.0%		
Seminary Towers	548	7/1/99	$ 1,114	93.7%	90.2%	1.8%	5.8%	3.9%		
Tamarron Apartments	132	7/16/99	$ 1,072	96.8%	99.8%	7.8%	4.5%	-1.6%		
The Manor - MD	435	8/31/01	$ 1,089	99.1%	91.1%	5.0%	14.3%	13.7%		
The Manor - VA	198	2/19/99	$ 890	90.4%	94.0%	-0.3%	-4.1%	-21.5%		
The Sycamores	185	12/16/02	$ 1,101	89.7%	n/a	n/a	n/a	n/a		
Virginia Village	344	5/31/01	$ 1,143	93.3%	90.0%	5.2%	9.2%	-0.2%		
Wellington Lakes	160	10/24/01	$ 753	86.4%	90.5%	7.4%	2.6%	-3.5%		
Wellington Woods	114	10/24/01	$ 773	86.3%	97.4%	9.9%	-2.7%	-12.9%		
West Springfield	244	11/18/02	$ 1,221	87.1%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,005		$ 1,072	92.1%	92.1%	3.5%	3.3%	-1.5%	17.1%	14.5%
TOTAL OWNED PORTFOLIO	**41,508**		**$ 907**	**92.6%**	n/a	n/a	n/a	n/a	100.4%	100.0%
TOTAL CORE PORTFOLIO	**36,736**		**$ 880**	**92.3%**	92.3%	3.1%	3.1%	0.1%		

HOME PROPERTIES OWNED COMMUNITIES RESULTS

		YTD through June 30, 2003				YTD '03 versus YTD '02 % Growth				
	# of Apts.	Date Acqu.	YTD '03 Rent/Mo.	YTD '03 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '02 NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	966	7/1/99	$ 974	90.6%	91.3%	4.5%	3.7%	1.5%		
Brittany Place	591	8/22/02	$ 959	96.3%	n/a	n/a	n/a	n/a		
Canterbury Apartments	618	7/16/99	$ 759	93.2%	96.1%	5.8%	2.6%	-1.3%		
Carriage House	50	4/30/98	$ 618	92.7%	85.7%	1.2%	9.4%	29.0%		
Country Village	344	4/30/98	$ 743	90.7%	90.1%	1.5%	2.1%	-3.4%		
Falcon Crest	396	7/16/99	$ 807	93.7%	91.5%	1.2%	3.5%	2.1%		
Fenland Field	234	8/1/01	$ 949	91.4%	93.6%	8.8%	6.2%	2.8%		
Gateway Village	132	7/16/99	$ 1,038	94.2%	95.1%	7.3%	6.4%	0.7%		
Mill Towne Village Apts	384	5/31/01	$ 723	84.7%	89.6%	11.0%	4.9%	3.6%		
Morningside Heights	1,050	4/30/98	$ 752	88.9%	89.1%	4.8%	4.6%	-2.9%		
Owings Run	504	7/16/99	$ 974	86.2%	85.9%	1.1%	1.6%	-4.2%		
Selford Townhomes	102	7/16/99	$ 1,049	93.3%	89.1%	5.2%	10.1%	9.6%		
Shakespeare Park	82	7/16/99	$ 611	99.9%	100.3%	0.9%	0.5%	-12.8%		
Timbercroft Townhomes	284	7/16/99	$ 672	99.4%	99.3%	4.6%	4.8%	-5.4%		
Village Square Townhomes	370	7/16/99	$ 913	95.8%	97.8%	8.4%	6.2%	3.5%		
Woodholme Manor	176	3/31/01	$ 641	92.9%	93.4%	10.5%	9.9%	8.0%		
Total Baltimore Region	6,283		$ 843	91.7%	91.7%	4.9%	4.2%	-0.1%	15.7%	15.1%
Boston Region:										
Gardencrest	696	6/28/02	$ 1,141	93.8%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/03	$ 1,096	93.5%	n/a	n/a	n/a	n/a		
Total Boston Region	976		$ 1,141	93.8%	n/a	n/a	n/a	n/a	3.2%	2.4%
Buffalo, NY Region:										
Emerson Square	96	10/15/97	$ 640	95.4%	98.3%	3.9%	0.8%	11.8%		
Idylwood	720	1/1/95	$ 646	90.0%	90.0%	1.6%	1.5%	-1.8%		
Paradise Lane	324	10/15/97	$ 680	86.7%	91.3%	4.0%	-1.1%	-5.1%		
Raintree Island	504	8/4/94	$ 704	86.2%	91.9%	3.8%	-2.7%	-13.7%		
Total Buffalo Region	1,644		$ 670	88.4%	91.3%	2.9%	-0.4%	-5.4%	2.1%	4.0%
Connecticut Region										
Apple Hill	498	3/27/98	$ 1,022	93.0%	90.9%	4.3%	6.8%	8.3%		
Total Connecticut Region	498		$ 1,022	93.0%	90.9%	4.3%	6.8%	8.3%	1.5%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/99	$ 723	90.4%	90.3%	3.6%	3.6%	-5.1%		
Total Delaware Region	432		$ 723	90.4%	90.3%	3.6%	3.6%	-5.1%	0.8%	1.0%
Detroit, Michigan Region										
Bayberry Place	120	9/30/00	$ 786	89.3%	95.9%	0.1%	-6.7%	-26.0%		
Canterbury Square	336	10/29/97	$ 752	89.0%	90.1%	-1.2%	-2.4%	-15.7%		
Carriage Hill	168	9/29/98	$ 776	91.7%	93.4%	1.3%	-0.6%	-8.1%		
Carriage Park	256	9/29/98	$ 736	92.8%	94.6%	1.1%	-0.8%	-10.2%		
Charter Square	492	10/29/97	$ 847	90.7%	88.8%	-0.9%	1.3%	3.7%		
Cherry Hill Club	165	7/7/98	$ 662	92.7%	92.8%	3.0%	2.8%	2.2%		
Cherry Hill Village	224	9/29/98	$ 709	90.1%	89.9%	-0.6%	-0.4%	-0.2%		
Deerfield Woods	144	3/22/00	$ 812	91.8%	94.9%	3.6%	0.2%	-5.9%		
Fordham Green	146	10/29/97	$ 874	94.1%	96.9%	3.4%	0.5%	7.7%		
Golfview Manor	44	10/29/97	$ 579	86.2%	97.2%	3.7%	-8.0%	-37.3%		
Greentrees	288	10/29/97	$ 661	87.9%	88.2%	-0.7%	-0.9%	-9.9%		
Hampton Court	182	9/30/00	$ 673	86.1%	93.9%	4.1%	-4.5%	-15.8%		
Kingsley	328	10/29/97	$ 691	89.4%	89.7%	0.7%	0.3%	-7.7%		
Macomb Manor	217	3/22/00	$ 685	94.7%	96.2%	2.2%	0.5%	-8.5%		
Oak Park Manor	298	10/29/97	$ 834	85.2%	91.4%	7.2%	0.0%	-12.8%		
Parkview Gardens	484	10/29/97	$ 646	85.5%	95.4%	5.5%	-5.4%	-28.2%		
Scotsdale	376	11/26/97	$ 700	91.7%	92.8%	1.0%	-0.1%	-7.1%		
Southpointe Square	224	10/29/97	$ 645	85.6%	88.9%	0.4%	-3.4%	-11.9%		
Springwells Park	303	4/8/99	$ 994	84.9%	88.3%	-0.6%	-4.3%	-22.4%		
Stephenson House	128	10/29/97	$ 675	88.4%	92.6%	0.2%	-4.3%	-12.0%		
The Lakes	434	11/5/99	$ 902	85.2%	85.9%	0.3%	-0.6%	-13.2%		
Woodland Gardens	337	10/29/97	$ 740	87.2%	87.9%	-3.4%	-4.2%	-5.3%		
Total Detroit Region	5,694		$ 756	88.7%	91.0%	1.0%	-1.5%	-10.7%	9.7%	13.7%
Hudson Valley Region										
Carriage Hill	140	7/17/96	$ 1,123	95.1%	94.4%	6.1%	6.9%	3.9%		
Cornwall Park	75	7/17/96	$ 1,617	89.8%	93.2%	8.0%	4.1%	3.8%		
Lakeshore Villas	152	7/17/96	$ 951	95.4%	91.6%	8.8%	13.3%	20.8%		
Patricia	100	7/7/98	$ 1,199	94.0%	95.4%	6.2%	4.7%	15.2%		
Sherwood Consolidation	224	10/11/02	$ 839	97.5%	n/a	n/a	n/a	n/a		
Sunset Gardens	217	7/17/96	$ 815	97.4%	96.7%	7.1%	7.9%	10.2%		
Total Hudson Valley Region	908		$ 1,000	95.2%	94.4%	7.2%	7.5%	10.2%	2.3%	2.2%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through June 30, 2003				YTD '03 versus YTD '02				
						% Growth				
	# of	Date	YTD '03	YTD '03	Year Ago	Rental	Rental	NOI	YTD '02	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Illinois Region										
Blackhawk	371	10/20/00	$ 841	91.2%	93.7%	0.9%	-1.8%	1.6%		
Courtyards Village	224	8/29/01	$ 785	93.0%	93.8%	-3.6%	-4.5%	-23.8%		
Cypress Place	192	12/27/00	$ 887	92.9%	94.3%	0.5%	-1.0%	0.4%		
The Colony	783	9/1/99	$ 833	92.2%	89.6%	-3.3%	-0.5%	15.2%		
The New Colonies	672	6/23/98	$ 702	89.1%	92.9%	4.0%	-0.3%	-5.4%		
Total Illinois Region	2,242		$ 795	91.3%	92.0%	-0.4%	-1.1%	1.6%	4.4%	5.4%
Indiana Region										
Maple Lane	396	7/9/99	$ 671	86.5%	86.5%	4.1%	4.0%	3.6%		
Total Indiana Region	396		$ 671	86.5%	86.5%	4.1%	4.0%	3.6%	0.6%	1.0%
Long Island, NY Region										
Bayview / Colonial	160	11/1/00	$ 1,051	94.0%	95.6%	8.6%	6.8%	-1.2%		
Cambridge Village	82	3/1/02	$ 1,218	98.5%	n/a	n/a	n/a	n/a		
Coventry Village	94	7/31/98	$ 1,219	97.1%	97.6%	5.8%	5.3%	5.2%		
Devonshire Hills	297	7/16/01	$ 1,688	93.5%	87.9%	4.4%	11.1%	12.1%		
East Winds	96	11/1/00	$ 1,028	92.2%	92.0%	4.7%	4.9%	-3.4%		
Hawthorne Consolidation	434	4/4/02	$ 1,181	91.4%	n/a	n/a	n/a	n/a		
Heritage Square	80	4/4/02	$ 1,205	98.8%	n/a	n/a	n/a	n/a		
Holiday/Muncy Consolidation	143	5/31/02	$ 900	98.7%	n/a	n/a	n/a	n/a		
Lake Grove Apartments	368	2/3/97	$ 1,276	95.8%	97.3%	6.2%	4.6%	4.0%		
Maple Tree	84	11/1/00	$ 1,070	95.3%	96.8%	5.6%	4.1%	-1.5%		
Mid- Island Estates	232	7/1/97	$ 1,076	97.0%	97.4%	6.1%	5.6%	2.4%		
Rider Terrace	24	11/1/00	$ 1,070	97.9%	99.4%	7.7%	6.1%	0.4%		
South Bay Manor	61	9/11/00	$ 1,339	94.5%	84.8%	8.1%	20.5%	31.7%		
Southern Meadows	452	6/29/01	$ 1,270	95.6%	95.5%	4.2%	4.3%	6.5%		
Stratford Greens	359	3/1/02	$ 1,283	94.0%	n/a	n/a	n/a	n/a		
Terry Apartments	65	11/1/00	$ 1,032	94.1%	91.1%	5.4%	8.8%	3.5%		
Westwood Village Apts	242	3/1/02	$ 1,763	96.0%	n/a	n/a	n/a	n/a		
Woodmont Village Apts	96	3/1/02	$ 1,125	93.8%	n/a	n/a	n/a	n/a		
Yorkshire Village Apts	40	3/1/02	$ 1,288	99.0%	n/a	n/a	n/a	n/a		
Total Long Island Region	3,409		$ 1,269	94.9%	94.0%	5.5%	6.7%	6.3%	13.2%	8.2%
Maine Region										
Mill Co. Gardens	95	7/7/98	$ 653	98.3%	96.3%	4.0%	6.1%	-0.9%		
Redbank Village	500	7/7/98	$ 732	93.9%	94.0%	6.1%	6.0%	-2.9%		
Total Maine Region	595		$ 719	94.5%	94.3%	5.8%	6.0%	-2.6%	1.3%	1.4%
New Jersey Region										
East Hill Gardens	33	7/7/98	$ 1,248	96.2%	98.0%	6.0%	4.0%	-10.0%		
Lakeview	106	7/7/98	$ 1,042	97.9%	97.3%	6.8%	7.5%	-2.6%		
Oak Manor	77	7/7/98	$ 1,551	94.0%	95.0%	7.7%	6.5%	-3.2%		
Pleasant View	1,142	7/7/98	$ 959	92.8%	92.3%	3.6%	4.3%	-2.7%		
Pleasure Bay	270	7/7/98	$ 830	97.7%	96.8%	5.4%	6.4%	7.3%		
Royal Gardens Apartments	550	5/28/97	$ 994	97.6%	96.3%	5.4%	6.8%	4.3%		
Wayne Village	275	7/7/98	$ 1,074	92.0%	96.2%	7.2%	2.5%	-2.1%		
Windsor Realty	67	7/7/98	$ 983	95.7%	96.1%	4.4%	3.9%	-7.6%		
Total New Jersey Region	2,520		$ 991	94.6%	94.6%	5.0%	5.0%	-0.6%	7.2%	6.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/98	$ 743	95.1%	96.1%	3.7%	2.7%	-5.0%		
Castle Club	158	3/15/00	$ 806	98.1%	97.5%	3.8%	4.5%	-3.7%		
Cedar Glen	110	3/3/98	$ 612	88.2%	91.6%	5.7%	1.8%	-22.2%		
Chesterfield	247	9/23/97	$ 816	96.2%	95.0%	2.5%	3.8%	-0.8%		
Curren Terrace	318	9/23/97	$ 869	89.7%	90.5%	4.1%	3.2%	-4.0%		
Executive House	100	9/23/97	$ 873	92.0%	97.2%	2.0%	-3.3%	-5.1%		
Glen Brook	177	7/28/99	$ 706	94.7%	96.2%	2.3%	0.7%	-12.6%		
Glen Manor	174	9/23/97	$ 719	92.7%	91.5%	3.1%	4.5%	-11.8%		
Golf Club	399	3/15/00	$ 955	92.2%	87.2%	-0.6%	5.1%	-7.9%		
Green Acres	212	3/1/02	$ 771	90.6%	n/a	n/a	n/a	n/a		
Hill Brook Place	274	7/28/99	$ 788	97.1%	95.3%	5.7%	7.7%	-0.3%		
Home Properties of Bryn Mawr	316	3/15/00	$ 1,005	91.7%	90.1%	1.0%	2.9%	-2.9%		
Home Properties of Devon	629	3/15/00	$ 1,054	91.1%	88.7%	0.3%	2.9%	-1.2%		
New Orleans Consolidation	442	7/28/99	$ 758	93.3%	93.5%	3.5%	3.2%	-10.4%		
Racquet Club	467	7/7/98	$ 908	96.1%	96.1%	3.3%	3.3%	1.6%		
Racquet Club South	103	5/27/99	$ 794	96.3%	93.4%	3.3%	6.6%	9.0%		
Ridley Brook	244	7/28/99	$ 770	96.5%	97.3%	3.0%	2.1%	-4.5%		
Sherry Lake	298	7/23/98	$ 1,047	94.3%	94.7%	3.6%	3.1%	-3.8%		
The Landings	384	11/25/96	$ 925	95.5%	89.5%	2.3%	9.1%	0.0%		
Trexler Park	249	3/15/00	$ 982	88.3%	85.3%	3.8%	7.4%	-1.1%		
Valley View	176	9/23/97	$ 773	90.6%	91.8%	2.6%	1.2%	-12.5%		
Village Square	128	9/23/97	$ 841	91.4%	89.7%	1.5%	3.4%	-4.8%		
William Henry	363	3/15/00	$ 1,040	86.2%	87.7%	3.3%	1.5%	-9.2%		
Total Philadelphia Region	6,128		$ 886	92.7%	91.6%	2.5%	3.8%	-4.1%	14.3%	14.8%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through June 30, 2003				YTD '03 versus YTD '02				
						% Growth				
	# of Apts.	Date Acqu.	YTD '03 Rent/Mo.	YTD '03 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '02 NOI w/ G&A	% #Units
Rochester, NY Region:										
1600 East Avenue	164	9/18/97	$ 1,219	66.0%	65.9%	-9.0%	-8.9%	-18.7%		
1600 Elmwood	210	8/4/94	$ 904	89.7%	94.7%	4.1%	-1.5%	-5.7%		
Brook Hill	192	8/4/94	$ 900	82.5%	88.7%	3.3%	-4.0%	-29.3%		
Newcastle Apartments	197	8/4/94	$ 766	95.4%	85.6%	1.6%	13.3%	8.8%		
Northgate Manor	224	11/3/94	$ 686	85.7%	87.7%	1.6%	-0.8%	-22.8%		
Perinton Manor	224	8/4/94	$ 818	88.3%	90.3%	0.8%	-1.4%	-11.6%		
Pines of Perinton	508	9/29/98	$ 521	96.6%	97.8%	-0.1%	-1.3%	-19.6%		
Riverton Knolls	240	8/4/94	$ 837	83.2%	77.3%	-1.5%	6.0%	11.7%		
Spanish Gardens	220	8/4/94	$ 698	86.9%	87.0%	2.5%	2.4%	-13.5%		
The Meadows	113	8/4/94	$ 721	95.2%	94.1%	4.5%	5.7%	5.7%		
Woodgate	120	6/30/97	$ 806	94.1%	92.6%	2.2%	3.9%	-7.8%		
Total Rochester Region	2,412		$ 766	87.0%	86.7%	0.3%	0.6%	-10.4%	3.8%	5.8%
Syracuse, NY Region:										
Candlewood Gardens	126	1/1/96	$ 583	89.6%	91.8%	4.4%	1.9%	-16.6%		
Fairview Heights	211	8/4/94	$ 902	92.9%	92.9%	5.1%	5.0%	5.5%		
Harborside Manor	281	9/30/94	$ 656	93.3%	94.0%	2.4%	1.6%	-4.0%		
Pearl Street	60	5/17/95	$ 572	93.7%	88.9%	3.7%	9.2%	6.7%		
Village Green (inclu Fairways)	448	12/19/94	$ 679	89.5%	84.2%	2.0%	8.4%	11.7%		
Westminster Place	240	1/1/96	$ 656	93.8%	93.5%	2.8%	3.1%	-11.9%		
Total Syracuse Region	1,366		$ 691	91.8%	90.2%	3.1%	4.9%	0.4%	2.1%	3.3%
Washington DC Region										
Braddock Lee	254	3/16/98	$ 1,065	95.8%	95.8%	4.3%	4.3%	-1.9%		
Cider Mill	864	9/27/02	$ 991	95.4%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/00	$ 1,159	90.8%	94.1%	-2.3%	-5.6%	-17.5%		
Elmwood Terrace	504	6/30/00	$ 780	92.6%	92.3%	3.1%	3.5%	-5.6%		
Orleans Village	851	11/16/00	$ 1,153	84.6%	91.1%	3.0%	-4.4%	-11.0%		
Park Shirlington	294	3/16/98	$ 1,113	94.6%	95.5%	5.1%	4.1%	-0.7%		
Pavilion Apartments	432	7/1/99	$ 1,369	92.9%	86.8%	4.4%	11.8%	10.1%		
Seminary Hill	296	7/1/99	$ 1,107	89.2%	93.1%	2.9%	-1.4%	-12.8%		
Seminary Towers	548	7/1/99	$ 1,106	93.1%	90.8%	1.7%	4.3%	3.0%		
Tamarron Apartments	132	7/16/99	$ 1,065	95.7%	99.0%	7.5%	3.9%	-2.2%		
The Manor - MD	435	8/31/01	$ 1,086	97.3%	93.6%	6.0%	10.2%	10.4%		
The Manor - VA	198	2/19/99	$ 886	92.0%	91.1%	-1.3%	-0.4%	-9.6%		
The Sycamores	185	12/16/02	$ 1,097	91.1%	n/a	n/a	n/a	n/a		
Virginia Village	344	5/31/01	$ 1,135	93.6%	87.7%	4.5%	11.5%	-3.1%		
Wellington Lakes	160	10/24/01	$ 748	84.7%	90.1%	8.1%	1.6%	-10.7%		
Wellington Woods	114	10/24/01	$ 764	89.1%	95.3%	9.7%	2.6%	-3.3%		
West Springfield	244	11/18/02	$ 1,229	85.5%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,005		$ 1,068	91.7%	91.6%	3.6%	3.4%	-2.5%	17.6%	14.5%
TOTAL OWNED PORTFOLIO	**41,508**		**$ 903**	**91.9%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**36,736**		**$ 877**	**91.5%**	**91.7%**	**3.2%**	**3.0%**	**-0.4%**		

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	2nd Qtr 2003	1st Qtr 2003	Variance
Philadelphia	16.1%	93.8%	91.8%	2.0%
Detroit	15.5%	89.8%	87.5%	2.3%
Baltimore	15.5%	91.4%	90.8%	0.6%
Upstate, NY	14.8%	90.5%	86.7%	3.8%
New Jersey, Long Island, Hudson Valley	14.0%	95.4%	94.2%	1.2%
Washington	12.8%	92.0%	91.0%	1.0%
Chicago	6.1%	91.4%	91.2%	0.2%
Misc.	5.2%	92.7%	90.3%	2.4%
Total	100.0%	92.3%	90.7%	1.6%

Region	% Units	2nd Qtr 2003	2nd Qtr 2002	Variance
Philadelphia	16.1%	93.8%	91.9%	1.9%
Detroit	15.5%	89.8%	92.5%	-2.7%
Baltimore	15.5%	91.4%	92.5%	-1.1%
Upstate, NY	14.8%	90.5%	89.4%	1.1%
New Jersey, Long Island, Hudson Valley	14.0%	95.4%	95.0%	0.4%
Washington	12.8%	92.0%	92.1%	-0.1%
Chicago	6.1%	91.4%	91.7%	-0.3%
Misc.	5.2%	92.7%	92.3%	0.4%
Total	100.0%	92.3%	91.0%	1.3%

Region	% Units	June 2003	2nd Qtr 2003	Variance
Philadelphia	16.1%	94.1%	93.8%	0.3%
Detroit	15.5%	91.8%	89.8%	2.0%
Baltimore	15.5%	92.1%	91.4%	0.7%
Upstate, NY	14.8%	90.6%	90.5%	0.1%
New Jersey, Long Island, Hudson Valley	14.0%	95.9%	95.4%	0.5%
Washington	12.8%	92.6%	92.0%	0.6%
Chicago	6.1%	91.8%	91.4%	0.4%
Misc.	5.2%	93.4%	92.7%	0.7%
Total	100.0%	93.1%	92.3%	0.8%

2003 SEQUENTIAL COMPARISON BY QUARTER - CORE PROPERTIES

	2nd Qtr 2003	1st Qtr 2003	Variance
Rent	$ 89,534	$ 87,299	2.6%
Other income	3,823	3,391	12.7%
Total revenue	93,357	90,690	2.9%
Expense	(39,942)	(43,624)	-8.4%
NOI	$ 53,415	$ 47,066	13.5%
Occupancy %	92.3%	90.7%	1.6%

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	2ND QTR 2003	1ST QTR 2003	4TH QTR 2002	3RD QTR 2002	2ND QTR 2002	1ST QTR 2002	YEAR 2002	YEAR 2001
Home purchase	**19.40%**	**18.10%**	20.10%	18.40%	18.70%	17.90%	18.80%	17.80%
Employment related	**15.20%**	**15.30%**	13.70%	14.80%	14.10%	14.70%	14.30%	15.80%
Resident preference	**12.30%**	**11.00%**	10.70%	11.90%	10.70%	9.50%	10.80%	10.00%
Eviction/skip	**11.40%**	**15.20%**	12.20%	10.30%	10.00%	11.60%	10.90%	10.20%
Domestic situtation	**10.10%**	**7.00%**	6.50%	9.80%	9.80%	6.70%	8.40%	8.10%
Rent level	**9.40%**	**10.10%**	11.60%	11.10%	11.90%	13.00%	11.80%	13.30%

Traffic	Traffic 2nd Qtr **03** To 2nd Qtr **02**	Signed Leases 2nd Qtr **03** To 2nd Qtr **02**	Traffic Six Mos **03** To Six Mos **02**	Signed Leases Six Mos **03** To Six Mos **02**	**Turnover** 2nd Qtr **03**	2nd Qtr **02**	Six Mos **03**	Six Mos **02**
Region								
Baltimore	18%	12%	3%	4%	13%	12%	23%	21%
Washington	1%	19%	-1%	10%	11%	11%	20%	21%
New Jersey	-7%	26%	-15%	8%	10%	9%	19%	16%
Long Island	5%	-4%	2%	1%	13%	13%	23%	24%
Hudson Valley	24%	-6%	19%	-8%	16%	15%	28%	29%
Philadelphia	-21%	-4%	-19%	5%	14%	14%	25%	25%
Detroit	-5%	34%	-2%	31%	13%	12%	24%	22%
Rochester	1%	5%	0%	22%	17%	16%	28%	27%
Buffalo	7%	26%	3%	19%	16%	16%	25%	28%
Syracuse	13%	13%	12%	28%	19%	20%	32%	29%
Chicago	-2%	-12%	-8%	2%	15%	17%	26%	27%
Total Portfolio	-1%	11%	-4%	**11%**	14%	13%	24%	23%

	2nd Qtr **03**	2nd Qtr **02**	Six Mos **03**	Six Mos **02**
Bad Debts as % of Rents	0.56%	0.30%	0.65%	0.39%

HOME PROPERTIES OF NEW YORK, INC.
June 30, 2003 and 2002 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	2ND QTR 2003 ACTUAL	2ND QTR 2002 ACTUAL	QUARTER VARIANCE	% VARIANCE	SIX MOS 2003 ACTUAL	SIX MOS 2002 ACTUAL	SIX MOS VARIANCE	% VARIANCE
ELECTRICITY	1,573	1,508	**(65)**	**-4.3%**	3,310	3,119	**(191)**	**-6.1%**
GAS	2,948	2,236	**(712)**	**-31.8%**	10,167	9,342	**(825)**	**-8.8%**
WATER & SEWER	2,160	2,202	42	1.9%	4,341	4,338	(3)	-0.1%
REPAIRS & MAINTENANCE	7,371	6,538	**(833)**	**-12.7%**	12,095	11,070	**(1,025)**	**-9.3%**
PERSONNEL EXPENSE	9,348	8,529	**(819)**	**-9.6%**	19,032	17,430	**(1,602)**	**-9.2%**
SITE LEVEL INCENTIVE COMPENSATION	331	187	(144)	-77.0%	529	373	(156)	-41.8%
ADVERTISING	1,616	1,485	(131)	-8.8%	3,151	2,869	(282)	-9.8%
LEGAL & PROFESSIONAL	301	267	(34)	-12.7%	686	574	(112)	-19.5%
OFFICE & TELEPHONE	1,300	1,240	(60)	-4.8%	2,570	2,411	(159)	-6.6%
PROPERTY INS.	1,101	444	**(657)**	**-148.0%**	2,596	1,636	**(960)**	**-58.7%**
REAL ESTATE TAXES	8,562	9,276	**714**	**7.7%**	17,339	17,780	**441**	**2.5%**
SNOW	121	41	**(80)**	**-195.1%**	1,326	579	**(747)**	**-129.0%**
TRASH	699	661	(38)	-5.7%	1,364	1,301	(63)	-4.8%
PROPERTY MANAGEMENT G & A	2,511	2,185	**(326)**	**-14.9%**	5,060	4,491	**(569)**	**-12.7%**
TOTAL	39,942	36,799	(3,143)	-8.5%	83,566	77,313	(6,253)	-8.1%

Home Properties of New York, Inc.
June 30, 2003 and 2002 Supplemental Information

BREAKDOWN OF "OTHER INCOME"

Recognized directly by Home Properties:	Q2 '03	Q2 '02	Six Mos 2003	Six Mos 2002
Recognized directly by Home Properties:				
Management fees	1,138	473	2,309	969
Other	(16)	62	12	115
Sub-total	1,122	535	2,321	1,084

Equity in earnings of unconsolidated affiliates

Home Properties Management and Home Properties Resident Services, Inc.

	Q2 '03	Q2 '02	Six Mos 2003	Six Mos 2002
Management fees	-	751	-	1,417
Interest income	-	187	-	377
Misc	-	16	-	33
General & Administrative	-	(925)	-	(1,742)
Interest expense	-	(173)	-	(386)
Depreciation	-	(127)	-	(246)
Taxes	-	27	-	47
Impairment	-	-	-	-
	-	(244)	-	(500)
Company's share of earnings (losses) from investment in unconsolidated management companies	-	(242)	-	(503)
Company's share of earnings (losses) from investment in limited partnerships	(444)	18	(1,184)	(597)
Equity in earnings (losses) of unconsolidated affiliates	(444)	(224)	(1,184)	(1,100)

Note: In 2003, Home Properties Management and Home Properties Resident Services, Inc are
fully consolidated with the Company. Therefore, in 2003, the individual line items of income and
expense of the two Management Companies are included in each line item reported by the
Company.

Combined Management Fees

	Q2 '03	Q2 '02	Six Mos 2003	Six Mos 2002
	1,138	1,224	2,309	2,386

Combined EBITDA

	Q2 '03	Q2 '02	Six Mos 2003	Six Mos 2002
	28	377	70	792

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/03	280	7.7%	$34.0	$121,429
			TOTAL QTD	**280**	**7.7%**	**$34.0**	**$121,429**

Community	Market	State	Purchase Date	# of Units		Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2002 ACQUISITIONS							
Cambridge Village	Long Island	NY	3/1/02	82	8.6%	$5.4	$65,854
Stratford Greens	Long Island	NY	3/1/02	359	8.6%	$45.2	$125,905
Westwood Village	Long Island	NY	3/1/02	242	8.6%	$28.7	$118,595
Woodmont Village	Long Island	NY	3/1/02	96	8.6%	$8.1	$84,375
Yorkshire Village	Long Island	NY	3/1/02	40	8.6%	$3.1	$77,500
Green Acres	Philadelphia	PA	3/1/02	212	8.6%	$9.8	$46,226
Hawthorne Court/Estates (2)	Long Island	NY	4/4/02	434	8.6%	$31.0	$71,429
Heritage Square	Long Island	NY	4/4/02	80	8.6%	$6.4	$80,000
Muncy Apartments	Long Island	NY	5/31/02	23	8.6%	$3.2	$139,130
Holiday Square Apartments	Long Island	NY	5/31/02	120	8.6%	$6.3	$52,500
Gardencrest Apartments	Boston	MA	6/28/02	696	7.0%	$85.4	$122,701
Brittany Place Apartments	NoVA/DC	MD	8/22/02	591	9.1%	$41.3	$69,882
Cider Mill Apartments	NoVA/DC	MD	9/27/02	864	8.3%	$73.7	$85,301
Wallace Portfolio (5)	Hudson Valley	NY	10/11/02	224	7.1%	$12.8	$57,143
West Springfield Terrace	NoVA/DC	VA	11/18/02	244	7.1%	$34.2	$140,164
The Sycamores	NoVA/DC	VA	12/16/02	185	7.3%	$20.3	$109,730
			TOTAL YTD	**4,492**	**8.0%**	**$414.9**	**$92,364**

TOTAL 2002 and 2003 Acquisitions				**4,772**	**8.0%**	**$448.9**	**$94,070**

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/03	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/03	310	9.4%	$14.7	$47,332
			TOTAL QTD	**552**	**8.8%**	**$21.1**	**$38,241**
Sold after the Quarter close							
Green Acres	Philadelphia	PA	7/25/03	212	11.0%	$10.5	$49,528
			TOTAL YTD	**764**	**9.6%**	**$31.6**	**$41,373**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2002 SALES							
Lansdowne (4)	Philadelphia	PA	1/23/02	222	10.7%	$8.8	$39,640
Ridgeway Court	Philadelphia	PA	1/23/02	66	11.2%	$2.6	$39,394
Old Friends	Baltimore	MD	1/24/02	51	10.4%	$2.5	$49,020
Finger Lakes Manor	Rochester	NY	4/4/02	153	8.4%	$7.9	$51,634
Conifer Village	Syracuse	NY	4/19/02	199	11.8%	$7.1	$35,678
Rolling Park	Baltimore	MD	5/31/02	144	8.7%	$8.2	$56,944
Cloverleaf Village	Pittsburgh	PA	6/28/02	148	9.6%	$5.2	$35,135
Carriage Hill Apartments	Central VA	VA	8/8/02	664	8.4%	$41.6	$62,651
Springwood	Philadelphia	PA	12/16/02	77	8.6%	$3.2	$41,558
			TOTAL YTD	**1,724**	**9.2%**	**$87.1**	**$50,522**

(1) CAP rate based on projected NOI after allowance for 3% management fee but before capital expenditures

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2002	As of 12/31/02	12/31/02 % of Units	Net Acquired in 2003	As of 6/30/03	Current % of Units
BALTIMORE	MD	-195	6,283	15.04%		6,283	15.14%
PHILADELPHIA	PA	-152	6,128	14.67%		6,128	14.76%
SUBURBAN WASH	DC	1,884	6,005	14.37%		6,005	14.47%
DETROIT	MI		5,694	13.63%		5,694	13.72%
LONG ISLAND	NY	1,476	3,409	8.16%		3,409	8.21%
NORTHERN NJ	NJ		2,520	6.03%		2,520	6.07%
ROCHESTER	NY	-153	2,412	5.77%		2,412	5.81%
CHICAGO	IL		2,242	5.37%		2,242	5.40%
BUFFALO	NY		1,644	3.93%		1,644	3.96%
SYRACUSE	NY	-199	1,366	3.27%		1,366	3.29%
BOSTON	MA	696	696	1.67%	280	976	2.35%
HUDSON VALLEY	NY	224	908	2.17%		908	2.19%
PORTLAND	ME		595	1.42%		595	1.43%
HAMDEN	CT		498	1.19%		498	1.20%
DOVER	DE		432	1.03%		432	1.04%
SOUTH BEND	IN		706	1.69%	-310	396	0.95%
NORTH/CENTRAL	OH		242	0.58%	-242	0	0.00%
CENTRAL VIRGINIA	VA	-664	0	0.00%		0	0.00%
PITTSBURGH	PA	-148	0	0.00%		0	0.00%
TOTAL		**2,769**	**41,780**	**100.0%**	**-272**	**41,508**	**100.0%**
Total NY State		1,348	9,739	23.3%	0	9,739	23.5%
Total Upstate, NY		-352	5,422	13.0%	0	5,422	13.1%
Total Mid-Atlantic		725	21,368	51.1%	0	21,368	51.5%

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
CURREN TERRACE	GMAC	8.355	8,830,636	11/01/03	0.34
SEMINARY TOWERS 3rd	Wachovia	5.910	16,885,521	07/01/04	1.01
CASTLE CLUB (HP @)	Legg Mason RE	9.550	6,918,975	03/01/05	1.67
BAYVIEW/COLONIAL	Midland Loan	8.350	5,719,427	11/01/05	2.34
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	604,539	11/01/05	2.34
IDLYWOOD	Morgan Guaranty	8.625	8,829,795	11/01/05	2.34
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,536,401	01/01/06	2.51
CARRIAGE PARK	Prudential-Fannie Mae	7.480	5,100,591	01/01/06	2.51
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	2.84
DEVONSHIRE - 1st (*)	AMI Capital	7.100	19,447,944	06/01/06	2.92
NEWCASTLE	Presidential Funding	6.450	6,000,000	07/31/06	3.09
COUNTRY VILLAGE	PW Funding	8.385	6,335,196	08/01/06	3.09
HAMPTON COURT	ORIX RE Capital	8.875	3,417,989	09/01/06	3.18
HAWTHORNE COURT (*)	Larson Financial	5.830	11,105,364	11/01/06	3.34
HERITAGE SQUARE (*)	Larson Financial	5.880	3,170,801	11/01/06	3.34
RAINTREE	Capitalized Lease	8.500	5,854,440	11/01/06	3.34
WOODMONT VILLAGE - 2nd (*)	North Fork Bank	5.380	1,179,776	11/01/06	3.34
WOODMONT VILLAGE - 1st (*)	North Fork Bank	5.410	2,735,806	12/01/06	3.42
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	3.51
WOODGATE PLACE	ARCS Mortgage	7.865	3,259,271	01/01/07	3.51
BRITTANY PLACE	CapMark Svcs.	4.780	20,233,838	06/11/07	3.95
SEMINARY TOWERS - 1st	Wachovia	8.220	2,237,055	07/01/07	4.01
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,661,505	07/01/07	4.01
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	20,008,219	07/11/07	4.03
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	5,163,910	08/01/07	4.09
GARDENCREST (*)	Legg Mason(Sun Life)	6.000	5,118,714	11/01/07	4.34
ROYAL GARDENS APTS.	M & T Bank - Freddie	4.900	32,218,121	11/01/07	4.34
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,583,506	12/01/07	4.42
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	17,269,374	12/01/07	4.42
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	14,203,356	12/01/07	4.42
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,156,035	12/01/07	4.42
VILLAGE SQUARE 1&2	Prudential-Fannie Mae	5.050	21,935,508	12/01/07	4.42
BAYBERRY PLACE	M&T Bank-Freddie Mac	4.340	3,873,375	01/01/08	4.51
CYPRESS PLACE	Reilly Mortgage	7.130	6,370,543	01/01/08	4.51
MAPLE LANE APTS - II	AMI Capital	7.205	5,700,881	01/01/08	4.51
PAVILION - 2nd	Capri Capital	7.450	3,760,810	01/01/08	4.51
PAVILION -3rd	Capri Capital	5.030	18,298,461	01/01/08	4.51
THE LANDINGS -1st	Capri Capital	6.930	9,510,265	01/01/08	4.51
THE LANDINGS - 2nd	Capri Capital	6.740	3,729,880	01/01/08	4.51
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,344,490	01/01/08	4.51
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,778,799	03/01/08	4.67
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,597,164	03/01/08	4.67
DETROIT PORTFOLIO	Morgan Guaranty	7.510	45,367,560	06/01/08	4.93
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,767,169	06/01/08	4.93
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,939,396	07/01/08	5.01
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	16,665,079	10/31/08	5.34
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	996,186	11/01/08	5.35
GOLF CLUB (HP @)	ARCS Mortgage	6.585	16,336,189	12/01/08	5.43
DEVONSHIRE - 2nd	AMI Capital	6.720	4,923,010	01/01/09	5.51
MANSION HOUSE	1st Niagara Bank	7.500	650,077	01/01/09	5.51
GREEN ACRES (*)	M and T Bank	6.300	5,839,505	11/01/09	6.35
BLACKHAWK	M&T Bank-Freddie Mac	5.060	14,057,974	12/01/09	6.43
WILLIAM HENRY	Legg Mason RE	5.310	23,834,849	12/01/09	6.43
CHERRY HILL	Prudential	5.360	5,319,671	01/01/10	6.51
ELMWOOD TERRACE	John Hancock	5.300	22,246,740	01/01/10	6.51
GLEN MANOR	Prudential-Fannie Mae	5.065	6,139,029	01/01/10	6.51
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,830,641	01/01/10	6.51
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,253,932	01/01/10	6.51
SHERRY LAKE	GMAC	5.180	20,578,680	01/01/10	6.51
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	6.84
CIDER MILL	Berkshire Mtg-Freddie	4.720	47,863,830	10/01/10	7.26
HP@DEVON (SGRTWN MEWS)	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	7.26
TREXLER PARK (HP @)	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	7.26
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	7.51
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	7.51
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	7.51
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	7.51
RACQUET CLUB	Prudential-Fannie Mae	6.875	22,358,366	04/01/11	7.76
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,445,644	05/01/11	7.84
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	748,965	05/01/11	7.84
LAKE GROVE	Prudential-Fannie Mae	6.540	27,206,841	12/01/11	8.43
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	773,495	02/01/12	8.60
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	1,023,318	02/01/12	8.60
APPLE HILL	M&T Bank-Freddie Mac	6.650	25,750,393	03/01/12	8.68
CANDLEWOOD GARDENS, NY	M&T Bank-Freddie Mac	6.830	2,807,352	03/01/12	8.68
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,269,680	03/01/12	8.68
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,637,966	03/01/12	8.68
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,910,506	03/01/12	8.68
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,448,480	03/01/12	8.68

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,209,280	05/01/12	8.84
COLONIES	Prudential-Fannie Mae	7.110	21,851,564	06/01/12	8.93
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,942,661	07/01/12	9.01
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,744,359	07/01/12	9.01
HARBORSIDE MANOR	M&T Bank-Freddie Mac	6.850	7,477,848	07/01/12	9.01
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,135,450	07/01/12	9.01
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,447,237	07/01/12	9.01
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,124,112	07/01/12	9.01
SUNSET GARDENS	M&T Bank-Freddie Mac	6.830	6,041,481	07/01/12	9.01
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,735,016	07/01/12	9.01
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,868,082	07/01/12	9.01
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,763,129	05/01/13	9.84
MORNINGSIDE/CARRIAGE HL	Morgan Guaranty	6.990	18,740,902	05/01/13	9.84
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	10.18
DEERFIELD WOODS	GE Financial	7.000	3,241,476	01/01/14	10.52
SPRINGWELLS	AMEX/IDS	8.000	10,680,497	07/01/15	12.01
PINES OF PERINTON	NYS Urban Development	8.500	7,860,552	05/01/18	14.85
PAVILION - 1st	Capri Capital	8.000	8,108,822	11/01/18	15.35
BONNIE RIDGE - 1st	Prudential	6.600	17,474,488	12/15/18	15.47
BONNIE RIDGE - 2nd	Prudential	6.160	19,980,692	12/15/18	15.47
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,164,261	06/01/19	15.93
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,187,782	06/01/19	15.93
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,997,989	10/01/19	16.27
RAINTREE	Leasehold Mortgage	8.500	1,074,876	04/30/20	16.85
MACOMB MANOR	EF&A Funding	8.630	3,822,893	06/01/21	17.93
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,477,543	01/01/24	20.52
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,747,358	03/01/24	20.68
BARI MANOR (*)	Wachovia (Servicer)	4.440	3,141,076	10/11/28	25.30
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,432,488	10/11/28	25.30
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	763,821	10/11/28	25.30
SPARTA BROOK (*)	Wachovia (Servicer)	4.440	1,985,899	10/11/28	25.30
OWINGS RUN 1	Reilly Mortgage	8.000	17,322,608	10/01/35	32.28
OWINGS RUN 2	Prudential Huntoon	8.000	14,450,525	06/01/36	32.95
WTD AVG - FIXED SECURED		**6.47**	1,312,055,565		**7.95**
% OF PORTFOLIO - FIXED			96.7%		

VARIABLE SECURED
VARIABLE SECURED

MAPLE LANE - I - Eqv. Bond Yield	Civitas Bank	2.87	6,055,000	07/27/07	4.08
Adjusts Weekly					
WTD AVG - VARIABLE SECURED		**2.87**	6,055,000		**4.08**
WTD AVG - TOTAL SECURED DEBT		**6.46**	1,318,110,565		**7.84**

VARIABLE UNSECURED - LINE OF CREDIT

LINE OF CREDIT	M and T Bank et. al.	2.27	39,000,000	09/01/05	2.18
Adjusts Daily LIBOR + 125					

WTD AVG - COMBINED DEBT	**6.336**	**1,357,110,565**		**7.67**

WTG AVG - TOTAL SECURED DEBT	**6.46**	**7.84**
WTD AVG - TOTAL PORTFOLIO	**6.34**	**7.67**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

FREE & CLEAR PROPERTIES				
1600 East Avenue	164	Maple Tree	84	
1600 Elmwood	210	Northgate Manor	224	
Arbor Crossing	134	Rider Terrace	24	
Beechwood Gardens	160	Sherwood House	6	
Brook Hill	192	South Bay Manor	61	
Cedar Glen	110	Stone Ends Apartments	280	
Coventry Village	94	Terry Apartments	65	
East Hill Gardens	33	The Colony	783	
Gardencrest	60	The Lakes	434	
Glen Brook	173	The Sycamores	185	
Hawthorne Estates	26	West Springfield Terrace	244	
Muncy - Holiday Square	23			
Total Free and Clear Properties:	**23**	**Units:**	**3,769**	

FIXED RATE MATURING DEBT SCHEDULE			
YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2003	8,830,636	8.36	0.67%
2004	16,885,521	5.91	1.29%
2005	22,072,736	8.75	1.68%
2006	74,559,308	7.09	5.68%
2007	166,578,411	5.57	12.70%
2008	155,036,246	6.66	11.82%
2009	49,305,415	5.53	3.76%
2010	241,642,523	6.20	18.42%
2011	164,526,816	6.53	12.54%
2012	135,198,279	6.85	10.30%
2013-2036	277,419,676	6.73	21.14%
TOTAL	**1,312,055,565**	**6.47**	100.00%

Home Properties of New York, Inc.

June 30, 2003 Supplemental Information

Net Asset Value Calculation

Cap Rate (after 3% G & A, before capital expenditures)	8.00%	8.25%	8.50%	8.8%	9.00%
2nd QTR 2003					
Rent	104,319	104,319	104,319	104,319	104,319
Property other income (without GP interest effect)	4,163	4,163	4,163	4,163	4,163
Operating & maintenance expense	(46,040)	(46,040)	(46,040)	(46,040)	(46,040)
Property NOI	62,442	62,442	62,442	62,442	62,442
Adjustment for 2nd QTR acquisitions	-	-	-	-	-
Effective 2nd QTR "run rate"	62,442	62,442	62,442	62,442	62,442
Annualized (2nd qtr = 25.0% due to seasonality)	249,768	249,768	249,768	249,768	249,768
NOI growth for next 12 months @ 4%	9,991	9,991	9,991	9,991	9,991
Adjusted NOI	259,759	259,759	259,759	259,759	259,759
	-				
Real estate value using above cap rate	3,246,984	3,148,591	3,055,985	2,968,671	2,886,208
Property Management activities	-				
(2003 2ND QTR EBITDA X 2 / 20%)	700	700	700	700	700
Cash	6,710	6,710	6,710	6,710	6,710
Other assets	88,677	88,677	88,677	88,677	88,677
Less:					
Deferred charges	(8,794)	(8,794)	(8,794)	(8,794)	(8,794)
Intangible	(3,467)	(3,467)	(3,467)	(3,467)	(3,467)
Gross value	3,330,810	3,232,417	3,139,811	3,052,497	2,970,034
Less liabilities & perpetual preferred stock	(1,475,770)	(1,475,770)	(1,475,770)	(1,475,770)	(1,475,770)
Net Asset Value	1,855,040	$ 1,756,647	$ 1,664,041	$ 1,576,727	$ 1,494,264
Per share/unit - fully diluted	$ 39.19	$ 37.11	$ 35.16	$ 33.31	$ 31.57
47,330.6 shares					
After adjusting for below average occupancy for the quarter					
of 92.6% verses more "typical" 94.5% in the 2nd qtr	$ 41.54	$ 39.39	$ 37.37	$ 35.46	$ 33.66
Economic CAP rate (after cap ex reserve of					
$525 per unit)	7.33%	7.56%	7.79%	8.02%	8.24%

Adjustment for Acquisitions

Property	Units	Region	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
N/A							
							-

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	104,319	4,163	(46,040)
Add back properties classified as discontinued operations still owned at June 30, 2003	-	-	-
Proper run rate before acquisitions	104,319	4,163	(46,040)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Home Properties of NY, Inc.
June 30, 2003 Supplemental Information

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life(1)	Capitalized Expenditure Per Unit Per Year(2)	Maintenance Expense Cost per Unit Per Year(3)	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.(4)	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting(5)	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous(6)	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

(1) Estimated weighted average actual physical useful life of the expenditure capitalized.
(2) This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
(3) These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.
(4) Includes computers, office equipment/ furniture, and maintenance vehicles.
(5) The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.
(6) Includes items such as; balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties of NY, Inc.
June 30, 2003 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three and six-month periods ended June 30, 2003, approximately $131 and $262 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended June 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
New Buildings	$ -	$ -	$ 496	$ 12	$ 496	$ 12
Major building improvements	945	23	5,516	133	6,461	156
Roof replacements	361	9	684	16	1,045	25
Site improvements	346	8	1,708	41	2,054	49
Apartment upgrades	681	16	7,788	188	8,469	204
Appliances	566	14	667	16	1,233	30
Carpeting/Flooring	1,777	43	1,269	31	3,046	74
HVAC/Mechanicals	523	12	2,772	67	3,295	79
Miscellaneous	233	6	943	23	1,176	29
Totals	$5,432	$131	$21,843	$527	$27,275	$658

[(a)]Calculated using the weighted average number of units outstanding, including 36,736 core units, 2002 acquisition units of 4,492 and 2003 acquisition units of 280 for the three-month period ended June 30, 2003.

For the six-month period ended June 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
New Buildings	$ -	$ -	$ 883	$ 21	$ 883	$ 21
Major building improvements	1,886	46	8,029	194	9,915	240
Roof replacements	721	17	618	15	1,339	32
Site improvements	691	17	2,139	52	2,830	69
Apartment upgrades	1,360	33	14,831	358	16,191	391
Appliances	1,130	27	1,158	28	2,288	55
Carpeting/Flooring	3,548	86	1,809	44	5,357	130
HVAC/Mechanicals	1,045	25	4,525	109	5,570	134
Miscellaneous	463	11	1,581	38	2,044	49
Totals	$10,844	$262	$35,573	$859	$46,417	$1,121

[(a)]Calculated using the weighted average number of units outstanding, including 36,736 core units, 2002 acquisition units of 4,492 and 2003 acquisition units of 215 for the six-month period ended June 30, 2003.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended June 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$4,807	$131	$16,651	$ 453	$21,458	$ 584
2003 Acquisition Communities	37	131	3	12	40	143
2002 Acquisition Communities	588	131	5,189	1,155	5,777	1,286
Sub-total	5,432	131	21,843	527	27,275	658
2003 Disposed Communities	-	131	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	339	-
	$5,432	$131	$21,843	$ 527	$27,614	$ 658

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the six-month period ended June 30, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$9,614	$262	$26,756	$ 728	$36,370	$ 990
2003 Acquisition Communities	52	262	-	-	52	262
2002 Acquisition Communities	1,178	262	8,817	1,963	9,995	2,225
Sub-total	10,844	262	35,573	859	46,417	1,121
2003 Disposed Communities	5	262	-	-	5	262
Corporate office expenditures[1]	-	-	-	-	674	-
	$10,849	$262	$35,573	$ 859	$47,096	$1,121

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Second Quarter 6/30/03	Second Quarter 6/30/02	Change	Year to Date 6/30/03	Year to Date 6/30/02	Change
Net Operating Income	$53,415	$53,356	0.1%	$100,480	$100,898	(0.4%)
Less: Non-recurring Cap Ex @ 10%	(1,665)	-	-	(2,676)	-	-
Adjusted Net Operating Income	$51,750	$53,356	(3.0%)	$ 97,804	$100,898	(3.1%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 10% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties of New York, Inc.
June 30, 2003 Supplemental Information

Current 2003 Earnings Guidance

	Actual Q1	Actual Q2	Q3	Q4	Year
FFO per share	$.60	$.75	$.77 - $.80	$.76 - $.79	$2.88 - $2.94
Assumptions for mid-point of guidance:					
Same store revenue growth	2.8%	3.1%	3.7%	4.3%	
Same store expense growth	7.7%	8.5%	4.4%	3.7%	
Same store NOI growth	-1.0%	0.1%	2.0%	4.3%	
Same store 2003 economic occupancy	90.7%	92.3%	92.4%	91.1%	
Same store 2002 economic occupancy	91.0%	92.3%	93.2%	92.0%	
Difference in occupancy	-0.3%	0.0%	-0.8%	-0.9%	
Acquisitions					$250 million
Dispositions					$100 million

As originally provided on February 7, 2003

	Q1	Q2	Q3	Q4	Year
FFO per share	$.60 - $.62	$.75 - $.78	$.81 - $.83	$.75 - $.78	$2.91 - $3.01
Assumptions for mid-point of guidance:					
Same store revenue growth	2.6%	3.8%	4.2%	4.3%	3.7%
Same store expense growth	6.6%	6.9%	3.2%	3.7%	5.1%
Same store NOI growth	-0.2%	2.0%	3.6%	4.3%	2.5%
NOI growth by region:					
New Jersey, Long Island, Lower Hudson					4.4%
Mid-Atlantic (Baltimore/Washington)					3.7%
Philadelphia					0.6%
Detroit					-0.9%
Chicago					2.6%
Upstate NY					-0.9%
Same store 2003 economic occupancy	90.3%	92.0%	92.8%	91.1%	91.6%
Same store 2002 economic occupancy	91.0%	92.3%	93.2%	92.0%	92.1%
Difference in occupancy	-0.8%	-0.3%	-0.4%	-0.9%	-0.6%
Acquisitions					$250 million
Dispositions					$100 million